SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated March 30, 2006

Commission File No. 0-28578

DASSAULT SYSTEMES S.A.
(Name of Registrant)

9, Quai Marcel Dassault, B.P. 310, 92156 Suresnes Cedex, France
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F
Form 20-F X	Form 40-F __
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes __	No X
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes __	No X
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934:

Yes __	No X
If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________

ENCLOSURES:

Dassault Systemes S.A. is furnishing under cover of Form 6-K a press release dated March 30, 2006, announcing PSA Peugeot Citroën taking innovation to the next level with PLM solutions from IBM and Dassault Systèmes.

PSA Peugeot Citroën to Take Innovation
to the Next Level with PLM Solutions
from IBM and Dassault Systèmes

Leading global automotive manufacturer reinforces its commitment to PLM to drive innovation as its key product differentiator

Paris, France, March 30, 2006 — IBM and Dassault Systèmes (Nasdaq: DASTY; Euronext Paris: #13065, DSY.PA) announced today the confirmation of their agreements with automotive manufacturer PSA Peugeot Citroën. Following the successful implementation of PLM solutions based on CATIA V4 and VPM, PSA Peugeot Citroën signed a contract for the deployment of CATIA V5 in December 2004 and through 2005 pursued its commitment to PLM with a joint work plan leveraging next generation digital mock up tools. This will help PSA Peugeot Citroën to speed the development of innovative cars and ensure optimal price-quality ratios, thus helping strengthen its leading position in the global automotive industry.

PSA Peugeot Citroën’s current challenge is to answer an ever-increasing demand for new car models, which need to be developed as quickly as possible. To dramatically speed the renewal of its Peugeot and Citroën car models — one-third of its portfolio has been updated in the past year — PSA Peugeot Citroën is using IBM and Dassault Systèmes’ PLM solutions. These will be a key factor in helping PSA Peugeot Citroën attain its objective of growing sales to 4 million cars by 2010. The group has broadened its PLM implementation and deployed a full global IBM PLM solution including the latest V5 portfolio of solutions (CATIA, DELMIA, and ENOVIA) developed by Dassault Systèmes, IBM’s middleware (DB2 database) and hardware (IBM Regatta eServers), and using IBM Global Services to ensure high availability of the PLM environment.

PSA Peugeot Citroën is gradually migrating from CATIA V4 to CATIA V5 and deploying DELMIA in an integrated 3D digital mock-up environment. The group will leverage CATIA V5‘s new functionalities in a Virtual Product Management (VPM) environment, tailored to its specific needs by IBM Global Services, Dassault Systèmes’ and PSA Peugeot Citroën’s teams. The objective is to launch future car programs faster and in an innovative way, reusing existing knowledge with template-based approaches. PSA Peugeot Citroën has also selected DELMIA Digital Manufacturing Solutions from Dassault Systèmes to optimize final assembly processes in its manufacturing plants. Currently, these solutions are serving 29 vehicle development projects in 8 different plants throughout the world.

“In a market that never stops segmenting and diversifying, the success of our group lies in its capacity to develop and launch differentiated and innovative cars as soon as possible to satisfy our demanding and diverse customers,” says Jean-Luc Perrard, vice-president, Product/Process Information Technology at PSA Peugeot Citroën. “The deployment of IBM and Dassault Systèmes’ PLM solutions helps us focus on our core businesses and guarantees the feasibility of new concepts that respect our security rules.”

In December 2005, to effectively anticipate future evolution of the automotive industry, PSA Peugeot Citroën, IBM and Dassault Systèmes defined a work plan to build the next generation digital mock-up for 2009. This will increase customer satisfaction as security and comfort requirements can be evaluated and optimized at an early design stage, and will avoid costly last minute changes. Thanks to the integrated PLM environment, design ideas will be shared earlier in the process with extended teams. This way, consistency between simulation results and CAD data can be guaranteed, helping speed up design decisions and constantly optimizing quality.

With the PSA Peugeot Citroën group actively pursuing international expansion – particularly in Central and Eastern Europe, China and Latin America – IBM and Dassault Systèmes’ collaborative PLM solutions give suppliers remote access to product development data and enable designers from 45 sites of the PSA Peugeot Citroën group around the world to access digital mock-ups in a well-controlled environment, each user having access to a limited set of data, according to their working perimeter.

“PSA Peugeot Citroën, a world-class group within a highly global and competitive industry, has partnered with IBM on innovation, its key differentiator. Increased productivity, optimal quality and quicker time-to-market with the ability to keep development costs at a minimum: these are the benefits that PSA Peugeot Citroën can rely on with our collaborative PLM solutions. The recent agreement demonstrates our total commitment to helping our customers meet their critical business challenges,” says Hervé Rolland, vice-president, PLM Solutions, IBM Europe.

“PSA Peugeot Citroën’s decision to extend its PLM implementation by migrating from CATIA V4 to V5 and deploying the DELMIA Digital Manufacturing Solution, underscores the value it places on our PLM solutions and in our partnership,” says Etienne Droit, executive vice-president PLM Sales & Distribution, Dassault Systèmes. “We have been working in close collaboration with PSA Peugeot Citroën for many years to develop specialized automotive best practices and modules which help them to focus on innovation. The result is a winning partnership for our companies.”

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About PSA
PSA Peugeot Citroën is the second-largest carmaker in Europe with a market share of 14.3%, PSA Peugeot Citroën draws its competitive strength from two broad line marques, Peugeot and Citroën, the skills of its 208,500 employees and a stable shareholder base. PSA sold 3,390,000 vehicles in 150 countries worldwide in 2005, reporting sales and revenue of €56.3 billion for the year. We enjoyed a very good performance outside Western Europe, where unit sales exceeded one million vehicles. PSA’s growth is also being supported by Banque PSA Finance, a car finance company, Faurecia, an automotive equipment manufacturer, and Gefco, a transportation and supply chain management company. A responsible global corporate citizen, PSA Peugeot Citroën will pursue its development, led by the in-depth renewal of its model line-up. Every day, we will continue to innovate, while designing and building cars that delight our customers around the world, so that wherever they are driven, Peugeot and Citroën models are perceived as hallmarks of progress.

About IBM
IBM is the world’s largest technological company, providing leadership and innovation throughout the world for more than 80 years. IBM is the largest supplier of “hardware”, “software” and Information Technology services, and pioneered the development and implementation of On Demand solutions. IBM Sales & Distribution, which supports more than a dozen key industries worldwide, works with companies of all sizes around the world to deploy the full range of IBM technologies. The fastest way to get more information about IBM is through the IBM home page at www.ibm.com. To learn more about IBM PLM, visit: www.ibm.com/solutions/plm

About Dassault Systèmes
As world leader in 3D and Product Lifecycle Management (PLM) solutions, the Dassault Systèmes group brings value to more than 90,000 customers in 80 countries. A pioneer in the 3D software market since 1981, Dassault Systèmes develops and markets PLM application software and services that support industrial processes and provide a 3D vision of the entire life cycle of products from conception to maintenance. Our offering includes integrated PLM solutions for product development (CATIA®, DELMIA®, ENOVIA®, SMARTEAM®), mainstream product 3D design tools (SolidWorks®), 3D components (Spatial/ACIS®) and SIMULIATM, DS’ open multi-physics platform for realistic simulation. Dassault Systèmes is listed on the Nasdaq (DASTY) and Euronext Paris (#13065, DSY.PA) stock exchanges. For more information, visit www.3ds.com

IBM Press Contact: Zohra Dali +33 6 71 92 71 87 zohradali@fr.ibm.com PSA Peugeot Citroën Press Contact: Mélanie Binctin Média & Corporate Communications +33 1 40 66 38 86	Dassault Systèmes Press Contacts: Frédérique Moureton (EMEA) +33 1 40 99 68 80 frederique_moureton@ds-fr.com Derek Lane (Americas) +1(818) 673-2243 derek_lane@ds-us.com	Mikiko Igarashi (AP) +81-3-5442-4138 mikiko_igarashi@ds-jp.com Nelly Dimey or Pierre Mas (Financial Dynamics) +33 1 47 03 68 19/ 14 Nelly.Dimey@fd.com / pierre.mas@fd.com

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DASSAULT SYSTEMES S.A.
Date: March 30, 2006	By:	/s/ Thibault de Tersant
	Name:	Thibault de Tersant
	Title:	Executive Vice President, Finance and Administration